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                          ONE VOICE TECHNOLOGIES, INC.
                        4275 Executive Square, Suite 200
                           La Jolla, California 92037



                                                                    June 6, 2006


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    Mark P. Shuman, Legal Branch Chief
              Hugh Fuller, Staff Attorney

              Re:   One Voice Technologies, Inc.
                    Amendment No. 1 to Registration Statement on Form SB-2 Filed June 6, 2006
                    (File No. 333-133932)

Ladies and Gentlemen:

         Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act"), One Voice Technologies, Inc. (the "Company") respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Thursday June 8, 2006, or as soon thereafter as possible.

         We hereby acknowledge the following:

         o that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                              One Voice Technologies, Inc.


                                              BY: /S/ DEAN WEBER
                                                  ------------------------------
                                                  NAME: DEAN WEBER
                                                  TITLE: CHIEF EXECUTIVE OFFICER